SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

3 February 2015
BP reports fourth quarter and full year 2014 results

• Underlying replacement cost profit $2.2 billion; significant impairment charges in the quarter
• Taking action to meet challenging environment

BP today reported its results for the fourth quarter and full-year 2014. Underlying replacement cost profit1 for the fourth quarter was $2.2 billion compared with $2.8 billion for the same period in 2013. Full year underlying replacement cost profit was $12.1 billion compared with $13.4 billion reported for 2013.

BP took a $3.6 billion post-tax net charge for non-operating items in the quarter, mainly relating to impairments of Upstream assets reflecting the impact of the near-term lower oil price environment, revisions to reserves and other factors. As a result, including this charge and other effects, BP reported a replacement cost loss of $969 million for the fourth quarter of 2014.

"We have now entered a new and challenging phase of low oil prices through the near and medium term," said Bob Dudley, BP group chief executive. "Our focus must now be on resetting BP: managing and rebalancing our capital programme and cost base for the new reality of lower prices while always maintaining safe, reliable and efficient operations."

BP today announced a quarterly dividend of 10 cents per ordinary share, expected to be paid in March. "Throughout the work to reset BP, the dividend remains the first priority within our financial framework," Dudley confirmed.

BP is now taking action to respond to the likelihood of oil prices remaining low into the medium term and to rebalance its sources and uses of cash accordingly.

In 2015, BP plans to reduce exploration expenditure and postpone marginal projects in the Upstream, and not advance selected projects in the Downstream and other areas. As a result, organic capital expenditure in 2015 is expected to total around $20 billion, significantly lower than previous guidance of $24-26 billion. Total organic capital expenditure in 2014 was $22.9 billion, lower than initial guidance of $24-25 billion.

Since 2013 BP has agreed divestments with a cumulative value of $4.7 billion and continues to expect this divestment total to reach $10 billion by the end of 2015.

At the end of 2014 BP carried net debt of $22.6 billion, equivalent to a gearing level of 16.7%. BP intends to maintain gearing within its existing target range of 10-20%.

BP is continuing its work to streamline activity and increase efficiency throughout the Group. Total cash costs for the Group fell by over $1 billion in 2014 and BP is in action to deliver further efficiencies in 2015. In December 2014 BP said that it expects to incur restructuring charges totalling $1 billion over the next five quarters. The 4Q 2014 results include almost $450 million in restructuring charges, taken as a non-operating item.

BP's Upstream segment reported underlying pre-tax replacement cost profit of $2.2 billion for the quarter compared with $3.9 billion for 4Q 2013. The result primarily reflected significantly lower oil prices than a year earlier: the dated Brent oil marker price averaged $77 a barrel in 4Q 2014 compared with $109 a barrel in 4Q 2013. The price has so far averaged $48 a barrel in 2015. Benefits from higher underlying production and lower costs were partially offset by higher exploration write-offs.

Overall Group oil and gas production, including Russia2, was 3.2 million barrels of oil equivalent a day (boe/d). Excluding Russia, underlying Upstream production3 was 2.3% higher than a year earlier, but reported production of 2.2 million boe/d was 2.6% lower than 4Q 2013, primarily due to the expiry of the Abu Dhabi concession in January 2014.

Underlying pre-tax replacement cost profit for BP's Downstream segment was $1.2 billion for the quarter, compared with $70 million in 4Q 2013, with improved refinery business delivery and marketing performance.

Estimated underlying net income from Rosneft2 was $470 million compared with $1.1 billion in 4Q 2013. Results were affected by lower oil prices, unfavourable duty lag effects and other items, partly offset by foreign exchange effects.

Total Group operating cashflow in the fourth quarter was $7.2 billion. For the full year 2014, total operating cash flow was $32.8 billion.

BP today reported a reserves replacement ratio, including Russia2, for 2014 of 62%, excluding the impact of acquisitions and divestments.

BP has gained new exploration access in the North Sea, Gulf of Mexico and Egypt; and in December signed a production sharing agreement with SOCAR of Azerbaijan for exploration and potential development in the shallow water around the Absheron Peninsula in the Caspian Sea.

Two new upstream major projects - Kinnoull in the UK North Sea and Sunrise in Canada - began operations in December 2014. These completed the series of 15 upstream project start-ups expected over three years as part of the 10-point plan that was set out in 2011. In 2015, four further projects are expected to come into production: two in Angola and one each in Australia and Algeria.

The penalty phase of the MDL2179 trial arising from the Gulf of Mexico oil spill is underway in New Orleans. In September 2014 the court issued a ruling on the first phase of the trial, including a finding of gross negligence and wilful misconduct by BP Exploration & Production Inc. BP strongly disagrees with these findings and has appealed. Regarding the second phase, the court ruled in January that 3.19 million barrels of oil were spilled as a result of the incident and found no gross negligence in BP's source control efforts.

The total cumulative pre-tax charge for Gulf of Mexico oil spill at end of 2014 was $43.5 billion. An additional charge of $477 million was taken in the fourth quarter reflecting increased provision for litigation costs and additional business economic loss claims and the ongoing costs of the Gulf Coast Restoration Organisation.

As before, this overall charge does not include any provision for business economic loss claims that are yet to be received, processed or paid (except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility).

At the end of the quarter the aggregate remaining cash balance in the Trust and qualified settlement funds was $5.1 billion.

Further information:
• BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Notes:
1. Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.

2. The operational and financial information of the Rosneft segment for the fourth quarter 2014 is based on preliminary operational and financial results of Rosneft for the three months ended 31 December 2014. Actual results may differ from these amounts.

3. Underlying oil and gas production is adjusted for the impact of the expiry of the Abu Dhabi onshore concession in January 2014, divestments, and production-sharing agreement effects.

Cautionary statement:
This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding prospects for and timing of future distributions to shareholders; expectations regarding the price environment through the medium term; plans and expectations regarding resetting BP; plans to reduce exploration expenditure and postpone marginal projects in the Upstream and not advance select projects in the Downstream; plans and expectations regarding the level of organic capital expenditure and gearing in 2015; plans to divest $10 billion in assets before the end of 2015; plans to delivery further Group efficiencies in 2015; plans and expectations regarding a total of about $1 billion in non-operating restructuring charges by the end of 2015; plans regarding major projects including 2015 production start-ups; and the anticipated timing of, prospects for and BP's prospective responses to legal and trial proceedings, court decisions, potential investigations and civil actions by regulators, government entities and/or other entities or parties; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; the timing and level of maintenance and/or turnaround activity; the nature, timing and volume of refinery additions and outages; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including court decisions, the types of enforcement action pursued and the nature of remedies sought or imposed; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties" in BP's Form 6-K for the period ended 30 June 2014.

This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 February, 2015

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary